Alice hsu +1 212.872.1053/fax: +1 212.872.1002 ahsu@akingump.com

January 28, 2020

Via EDGAR and Overnight Delivery

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Corporation

DEFA14A additional soliciting material made on Schedule 14A

Filed on January 27, 2020 by Verso Corporation

File No. 001-34056

Dear Mr. Panos:

On behalf of Verso Corporation (the “Company”), we hereby submit the letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2020, with respect to the Company’s DEFA14A additional soliciting material made on Schedule 14A, File No. 001-34056, filed with the Commission on January 27, 2020.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in the DEFA14A additional soliciting material made on Schedule 14A.

General

1.	The substantive content of the above-captioned DEFA14A purports to amend the Definitive Proxy Statement filed on December 27, 2019 using the EDGAR header tag DEFC14A. While the referenced filing might have been accepted by EDGAR on that date, EDGAR indicates that the date the filing became publicly available was December 30, 2019, presumably because the submission was received after the U.S. Securities and Exchange Commission’s official business hours. Please revise to correct this inconsistency, or advise.

U.S. Securities and Exchange Commission January 28, 2020 Page 2

Response: The Company is filing the information contained in the above-referenced filing (the “January 27 Filing”) in connection with this letter and is adding an Explanatory Note to clarify the filing date of the definitive proxy statement as follows:

EXPLANATORY NOTE

This Amendment No. 3 amends the definitive proxy statement on Schedule 14A that was submitted to the Securities and Exchange Commission (“SEC”) electronically on December 27, 2019 and received a filing date of December 30, 2019; as amended by Amendment No. 1, which was submitted to the SEC electronically on December 27, 2019 and received a filing date of December 30, 2019; and further amended by Amendment No. 2, which was filed on December 30, 2019 (as amended, the “Definitive Proxy Statement”).

The purpose of this Amendment No. 3 is to check the definitive proxy statement box that was inadvertently not checked and to uncheck the definitive additional materials box that was inadvertently checked on the Schedule 14A cover page for the “Supplement to Definitive Proxy Statement” that was filed under cover of Schedule 14A on January 27, 2020 (the “January 27 Filing”) for the purpose of amending and restating the indicated paragraphs on page 5 of the Definitive Proxy Statement under the section entitled “INFORMATION ABOUT THE ANNUAL MEETING.” The information contained in this Amendment No. 3 is not changed from that included in the January 27 Filing.

2.	The representation that the “Supplement to the Definitive Solicitation Statement” amends the definitive proxy statement may not have a legal basis in light of the established regulatory framework for a revised proxy statement to be filed. The proxy statement, as defined in Rule 14a-1(g), has been codified at Rule 14a-101. That form bears an entry on the cover page that will enable the participants to make a revised disclosure identified as Amendment No. 1 to the Definitive Proxy Statement designated on EDGAR by the header tag DEFR14A. Please file the supplemental information contained in the DFAN14A together with any new, material information in an actual amendment to the definitive proxy statement and ensure that the proper box relating to “Definitive Proxy Statement” on the cover page of Schedule 14A has been selected and the filing identified as “Amendment No. 1.” See Rule 14a-9(a).

Response: As noted in response to Comment 1 above, the Company is filing the information contained in the January 27 Filing under cover of Schedule 14A, with an EDGAR tag DEFR14A, checking the box for “Definitive Proxy Statement” on the Schedule 14A cover page and designating the filing as “Amendment No. 3”.

U.S. Securities and Exchange Commission January 28, 2020 Page 3

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please do not hesitate to contact me at (212) 872-1053.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Adam St. John, Verso Corporation

St. John Daugherty, Verso Corporation

Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP